Exhibit 99.2

Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

PLEASE SEE THE LOWER PORTION OF THIS SIDE OF THE CARD FOR THE DESCRIPTION AND INSTRUCTION FOR EACH ITEM.

	FOR	AGAINST	ABSTAIN	Item No. 3	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item No. 1	☐	☐	☐	Micha Brunstein	☐	☐	☐	Alon Dumanis	☐	☐	☐	Item No. 4	☐	☐	☐
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item No. 2	☐	☐	☐	Giora Dishon	☐	☐	☐	Nicolas Bright	☐	☐	☐	Item No. 5	☐	☐	☐
					FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
				Moshe Finarov	☐	☐	☐	Avi Cohen	☐	☐	☐	Item No. 6	☐	☐	☐
					FOR	AGAINST	ABSTAIN							YES	NO
				Avi Kerbs	☐	☐	☐

Are you a controlling shareholder in the Company, or acting on behalf of such a controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4).

														☐	☐

In the discretion of the proxies on any other matters that may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

											I/we plan to attend the Annual General Meeting of Shareholders				☐
The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on August 18, 2008, the record date fixed by the Board of Directors for such purpose.

Signature ________________________________________________________________ Signature ________________________________________________________________ Date ______________

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

▲ FOLD AND DETACH HERE ▲

Item No. 1	Approval and ratification of the re-appointment of Brightman Almagor & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Item No. 2	Approval of the Amended and Restated Articles of Association of the Company.

Item No. 3

Re-election of each of Messrs. Micha Brunstein, Giora Dishon, Moshe Finarov, Avi Kerbs, Alon Dumanis, Nicolas Bright and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting.

Item No. 4	Re-election of Mr. Dani Falk as an external director of the Company.

Item No. 5	Approval of a compensation arrangement for the Company’s external directors.

Item No. 6	Approval of a grant of options to the chairman of the board of directors.

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22, 2nd Floor
Einstein Street, Ness Ziona, Israel
Tel: 972-8-9387505
Fax: 972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

          The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli Corporation, hereby appoints Micha Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on September 25, 2008 at 17:00 local time in Israel, or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the “Ordinary Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Annual General Meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, except for Proposal 4 below regarding which the proxy will NOT be voted.

                    This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

See Reverse Side

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲